Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

The Very Good Food Company Inc. (the “Company”)

1701 Douglas Street, #6

Victoria, BC

V6W 2G7

Item 2	Date of Material Change

March 16, 2021 and March 17, 2021

Item 3	News Release

News releases disclosing the material change were issued through Newsfile Corp. on March 15, 2021 and March 18, 2021.

Item 4	Summary of Material Change

As of market open on March 17, 2021, the common shares of the Company (the “Common Shares”) began trading on the TSX Venture Exchange (“TSXV”). The Common Shares were delisted from the Canadian Securities Exchange (“CSE”) at the end of the trading day on March 16, 2021.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

As of market open on March 17, 2021, the Common Shares began trading on the TSXV. This follows the Company’s announcement on February 3, 2021 that it intended to seek a listing on the TSXV and to delist from the CSE and its announcement on March 12, 2021 where the Company confirmed the effective dates with respect to the foregoing. The Common Shares were delisted from the CSE at the end of the trading day on March 16, 2021. The trading symbol for the Common Shares is “VERY.V”.

5.2	Full Description of Material Change

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Kamini Hitkari

Chief Financial Officer

Investor Relations:

Edge Communications Group

Invest@verygoodbutchers.com

1-855-472-9841

Item 9	Date of Report

March 23, 2021